VIA EDGAR

May 21, 2009

United States Securities and Exchange Commission

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Nationwide Life Insurance Company
Form 10-K for the fiscal year ended December 31, 2008
File No. 002-64559

Dear Mr. Rosenberg:

We have reviewed your letter dated May 7, 2009 regarding the matter listed above. We appreciate the opportunity to respond to the items you identified in your letter. To facilitate your review, we have repeated your comments in bold, followed by our responses. Throughout this document, Nationwide Life Insurance Company is referred to as the Company.

Item 9A Controls and Procedures, page 64

1.

You disclose that your independent registered public accounting firm issued an attestation report on the effectiveness of management’s internal control over financial reporting which appears on page F-2 of your filing. The report is not included in your filing. Please revise your filing to include the attestation report of your independent auditors on your internal control over financial reporting.

The Company is not an accelerated filer, and as a result, pursuant to Item 308T(a)(4) of Regulation S-K an attestation report of the Company’s independent registered public accounting firm on the effectiveness of management’s internal control over financial reporting was not required to be included in the Form 10-K for the fiscal year ended December 31, 2008. Part II, Item 9A should have included the following statement from Item 308T(a)(4) of Regulation S-K: “This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only

One Nationwide Plaza	Nationwide Insurance
Columbus, OH 43215-2220	Nationwide Financial

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 21, 2009

management’s report in this annual report.” In future filings, the Company will revise this disclosure based on the rules applicable to that filing.

Item 14 Principal Accounting Fees and Services, page 66

2.

Please revise to disclose the fees billed for audit and other services related to your company and subsidiaries, the registrant, and not the fees billed for the audit and other services related to the consolidated financial statements of your parent company, NFS.

The Company’s independent registered public accounting firm, KPMG LLP, is not separately engaged by, and does not separately bill, the Company for its services. In 2008, the Company received KPMG’s services pursuant to an engagement letter covering Nationwide Financial Services, Inc. (NFS) and all of its applicable subsidiaries, inclusive of the Company. The presentation included in the Form 10-K is shown to provide a view of the overall NFS relationship with KPMG. Substantially all of these fees represent services performed on behalf of the Company, as it is NFS’ primary operating subsidiary. The Company will disclose this information in future filings.

Notes to Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies

b. Valuation of Investments, Investment Income and Related Gains and Losses, page F-8

3.

You disclose that you use brokers or pricing services to assist you in determining fair values for your investments. Please revise to disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

—	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

—	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

—	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 21, 2009

—

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

—	Whether the broker quotes are binding or non-binding; and

—

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

The Company made the following disclosure in Part II, Item 7 - Management’s Narrative Analysis of the Results of Operations - Fair Value Measurements on page 21 of our 2008 Form 10-K filing:

As of December 31, 2008, 78% of the prices of fixed maturity securities were valued with the assistance of independent pricing services, 12% were valued with the assistance of the Company’s pricing matrices, 5% were valued with the assistance of broker quotes and 5% were valued from other sources (compared to 73%, 17%, 7% and 3%, respectively, as of December 31, 2007).

In future filings, the Company will continue to include the above disclosure in Part II, Item 7 - Management’s Narrative Analysis of the Results of Operations - Fair Value Measurements regarding the composition of pricing sources, as well as a similar disclosure in the Notes to the Consolidated Financial Statements.

As of December 31, 2008, certain of the Company’s investments in corporate debt securities, mortgage-backed securities and other asset-backed securities were valued with the assistance of independent pricing services and non-binding broker quotes. The Company’s policy is to use the pricing obtained from our primary independent pricing service even in cases where a price is obtained from both an independent pricing service and a broker. In the event that pricing information is not available from an independent pricing service, non-binding broker quotes are used to assist in the valuation of the investments. In many cases, only one broker quote is available. The Company generally does not adjust the values obtained from brokers.

The Company categorizes investments valued with the assistance of non-binding broker quotes as Level 3 in the fair value hierarchy. Broker quotes are considered unobservable inputs (Level 3) as only one broker quote is ordinarily obtained, the investment is not traded on an exchange, the pricing is not available to other entities and the transaction volume in the same or similar investments has decreased such that generally only one quotation is available. As the brokers often do not provide the necessary transparency into their quotes and methodologies, the Company periodically performs reviews and tests to ensure that quotes are a reasonable estimate of the investments’ fair value.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 21, 2009

In addition, for investments valued with the assistance of independent pricing services, the Company obtained the pricing service’s methodologies and classified these investments accordingly in the fair value hierarchy. The Company periodically reviews and tests the pricing and related methodologies obtained from these independent pricing services against secondary sources to ensure that management can validate the investment’s fair value and related categorization. If large variances are observed between the price obtained from the independent pricing service and secondary sources, the Company analyzes the causes driving the variance and works with the pricing service so that the correct price is attained.

In future filings, the Company will include disclosures on prices of investments that were valued with the assistance of broker quotes or pricing services, similar to the information provided above, adjusted for any new accounting guidance applicable to that filing.

Note 6, Investments, page F-32

4.

Please revise to disclose why you do not consider non-investment grade fixed maturity securities in an unrealized loss position for 12 months or more that are below 80% of cost to be other-than-temporarily impaired as of December 31, 2008. In addition, please disclose whether any securities in unrealized loss position are delinquent in their cash payments (interest or principal), and if so, disclose the amount of unrealized loss amount for these securities and why you believe an impairment is not necessary.

The Company makes the following disclosures in Note 6 - Investments to the Consolidated Financial Statements on page F-36 of our 2008 Form 10-K filing:

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 21, 2009

In response to your questions regarding why we do not consider non-investment grade fixed maturity securities in an unrealized loss position for 12 months or more that are below 80% cost to be other-than-temporarily impaired and whether securities in unrealized loss positions with delinquent cash payments (interest and principal) which have not recognized other-than-temporary impairment losses, please see the following:

Based on the facts and circumstances of the individual securities, a security will continue to be held in an unrealized loss position if the criteria used in evaluating such securities indicate that an other-than-temporary impairment has not occurred. Facts and circumstances that would lead to this decision would include, but are not limited to, the ability of the issuer to meet its debt obligations, the Company’s intent and ability to hold the security until recovery, the probability that the Company will receive all contractual payments when due, the adequacy of the underlying collateral to secure the debt position, and the continued creditworthiness of the issuer.

As of December 31, 2008, the Company did not hold securities in an unrealized loss position which were delinquent in their interest or principal cash payment where an other-than-temporary impairment had not been recognized. The Company will include this disclosure in future filings.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 21, 2009

Note 8, Variable Annuity Contracts, page F-44

5.	Please revise to include the disclosure required by paragraphs 38.d(1) & (2) and 38.f of SOP 03-1 or tell us where these disclosures are in the filing.

Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), paragraph 38.d (1) requires companies to disclose the separate account liability balances subject to various types of benefits, with additional disclosures within these categories of benefits, if appropriate. The Company has historically provided this information in conjunction with the general account balances – see the table in Note 8 - Variable Annuity Contracts on page F-45 of our 2008 Form 10-K filing. In future filings, the table in Note 8 will separate the total account value column into separate and general account columns as follows (the net amount at risk and weighted average attained age will continue to be presented):

	December 31, 2008			December 31, 2007
(in millions)	General account value	Separate account value	Total account value	General account value	Separate account value	Total account value

GMDB:
Return of premium	$911.4	$5,080.5	$5,991.9	$1,422.9	$7,659.7	$9,082.6
Reset	2,275.8	10,192.9	12,468.7	965.6	16,949.4	17,915.0
Ratchet	1,871.7	10,480.6	12,352.3	1,152.5	14,636.7	15,789.2
Rollup	47.2	229.9	277.1	39.2	427.8	467.0
Combo	306.0	1,398.1	1,704.1	282.9	2,272.6	2,555.5

Subtotal	5,412.1	27,382.0	32,794.1	3,863.1	41,946.2	45,809.3
Earnings enhancement	28.1	305.4	333.5	31.8	487.4	519.2

Total - GMDB	$5,440.2	$27,687.4	$33,127.6	$3,894.9	$42,433.6	$46,328.5

GMAB[2]:
5 Year	$607.0	$2,260.6	$2,867.6	$593.2	$2,392.4	$2,985.6
7 Year	451.6	1,814.3	2,265.9	404.9	2,239.2	2,644.1
10 Year	80.2	597.7	677.9	66.4	860.9	927.3

Total - GMAB	$1,138.8	$4,672.6	$5,811.4	$1,064.5	$5,492.5	$6,557.0

GMIB[3]:
Ratchet	$16.2	$228.5	$244.7	$17.6	$407.6	$425.2
Rollup	47.1	612.4	659.5	47.4	1,072.5	1,119.9
Combo	-	0.1	0.1	-	0.3	0.3

Total - GMIB	$63.3	$841.0	$904.3	$65.0	$1,480.4	$1,545.4

GLWB:
L.inc	$72.4	$3,248.4	$3,320.8	$-	$2,865.8	$2,865.8

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 21, 2009

SOP 03-1, paragraph 38.d (2) requires companies to disclose “the amount of the liability reported for additional insurance benefits, annuitization benefits and other minimum guarantees by type of benefit, for the most recent balance sheet date and the incurred and paid amounts for all periods presented.” The Company has historically provided this information for guaranteed living benefits in narrative format in Note 5 – Derivative Financial Instruments on page F-29 of our 2008 Form 10-K filing. The incurred and paid amounts for guaranteed minimum death benefits claims, net of reinsurance, were $42.6 million and $2.6 million as of December 31, 2008 and 2007, respectively. These amounts will be included in the Notes to the Consolidated Financial Statements in future filings.

SOP 03-1, paragraph 38.f requires companies to disclose gains and losses recognized on assets transferred from the general account to the separate account as defined by paragraphs 15-18. The Company had no asset transfers from the general account to the separate account as defined by paragraphs 15-18; therefore, no amounts were disclosed in our 2008 Form 10-K filing. In future filings, the Company will state that there were no transfers. The Company will modify if there are any future transfers.

Exhibits 31.1 and 31.2

6.

Please revise your Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 regarding internal control over financial reporting and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

In the Form 10-Q for the quarterly period ended March 31, 2009, the Company included the introductory language of paragraph 4 regarding internal controls over financial reporting and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K in the certifications. The Company will continue to include this introductory language in future filings.

*          *          *          *

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 21, 2009

In connection with responding to your comments, we acknowledge that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions, please call me at (614) 249-8246 or James D. Benson, Vice President – Controller, at (614) 249-6717.

Sincerely yours,

/s/ Timothy G. Frommeyer

Timothy G. Frommeyer
Senior Vice President – Chief Financial Officer

cc:	Mark R. Thresher, Nationwide Financial Services, Inc.

James D. Benson, Nationwide Financial Services, Inc.

Tom Daugherty, KPMG LLP